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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

AUG 08 2016

Washington DC
412

SEC FILE NUMBER
8- 68807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seabrook Partners, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6701 Democracy Blvd., Suite 555
(No. and Street)

Bethesda	Maryland	20817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Keane 301-785-3420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian W. Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seabrook Partners, LLC., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seabrook Partners, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014
AND FOR THE YEAR THEN ENDED

Seabrook Partners, LLC
Table of Contents



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm

To the Members
Seabrook Partners, LLC

We have audited the accompanying statement of financial condition of Seabrook Partners, LLC as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Seabrook Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seabrook Partners, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of Seabrook Partners, LLC's financial statements. The Supplemental Schedules are the responsibility of Seabrook Partners, LLC's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules we evaluated whether the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 27, 2015

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

Seabrook Partners, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	47,933
Receivable from member		3,395
	$	51,328

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		51,328
	$	51,328

The accompanying notes are an integral part of these financial statements.

Seabrook Partners, LLC
Statement of Operations
For the Year Ended December 31, 2014

REVENUES	
Service revenues	$ 35,208
Success fee revenues	685,521
	720,729
EXPENSES	
Occupancy	33,273
Compensation	551,605
Professional services	15,610
Travel	38,346
Mergers and acquisitions database expenses	19,664
Communications and data processing	7,527
General and administrative	10,878
Regulatory expense	5,311
Other expenses	42,721
Total expenses	724,935
NET (LOSS)	$ (4,206)

The accompanying notes are an integral part of these financial statements.

Seabrook Partners, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Balance at December 31, 2013	$	155,534
Members' Distributions		(100,000)
Net (loss)		(4,206)
Balance at December 31, 2014	$	51,328

The accompanying notes are an integral part of these financial statements.

Seabrook Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

OPERATING ACTIVITIES	
Net (loss)	$ (4,206)
Adjustments to reconcile net loss to net cash (used in) operating activities:	
(Increase) in accounts receivable	(20)
(Decrease) in accounts payable	(4,426)
Net cash (used in) operating activities	(8,652)
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Member distributions	(100,000)
Net cash (used in) financing activities	(100,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(108,652)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	156,585
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 47,933
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Seabrook Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company was formed under Maryland law and is located in Bethesda Maryland. The Company completed its registration as a broker-dealer on December 21, 2011 with the SEC. The Company represents private companies in a variety of industries, including government services, information technology, outsourced business services and manufacturing. The majority of the Company's transactions are acquisitions of a business in which the Company represents the selling shareholders of the business.

With respect to these activities, the Company does not trade in any securities, does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Investment banking revenues include fees paid in connection with a strategic transaction, including mergers, acquisitions, recapitalizations or capital raises. The fees consist of (i) non-refundable retainer fees paid at the beginning of the assignment and/or on a monthly basis during the first three to six months of the assignment; and (ii) transaction fees that are paid at the closing of the transaction and are typically a percentage of the transaction value.

Cash and Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 , are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1* inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> *Level 2* inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

No Level 1, Level 2 or Level 3 financial instruments were owned by the Company as of December 31, 2014.

4. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

6. Concentration of Revenues

During the year ended December 31, 2014, two customers accounted for approximately 92% of revenues for the year in amounts representing approximately 50% and 42%, respectively. There were no related receivables at December 31, 2014.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $47,933, which was $42,933 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Operating Lease

The Company has entered into an operating lease agreement for its primary location. The term of the lease agreement is month to month, and contains a provision for future rent increases in the amount of five percent after each twelve month period. Notice of cancellation must be given seven days prior to the expiration of each month as the case may be. As of December 31, 2014, the monthly lease rate was approximately $3,500 per month.

10. Related Parties

The Company has an agreement in place with an affiliated company, Seabrook Advisors, LLC, which provides for sharing of monthly occupancy expenses based on management's determinations. Total occupancy expense for the year ended December 31, 2014 was $47,247, of which $13,974 was allocated to Seabrook Advisors, LLC, and $33,273 was recognized by the Company.

The Company loaned a member $3,375 during the year, of which $3,375 remains due to the Company as of December 31, 2014. The amount bears no interest and is due upon demand.

11. Members' Equity

During the year ended December 31, 2014, members contributed $0.

During the year ended December 31, 2014, the Company distributed $100,000 to its members.

12. Subsequent Events

Management of the Company has evaluated subsequent events through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Seabrook Partners, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Total members' equity qualified for net capital from the Statement of Financial Condition	$	51,328
Less: Total nonallowable assets		3,395
Net Capital	$	47,933
Aggregate indebtedness - from the Statement of Financial Condition	$	-
Basic net capital requirement	$	5,000
Excess net capital	$	42,933
Ratio aggregate indebtedness to net capital		0%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Seabrook Partners, LLC
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2014

Seabrook Partners LLC relies on Section K(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm on Exemption Povisions Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Seabrook Partners, LLC

We have reviewed management's statements, included in the accompanying Seabrook Partners, LLC's Exemption Report, in which (1) Seabrook Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Seabrook Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2) Seabrook Partners, LLC stated that Seabrook Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seabrook Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seabrook Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

StarkSchenkein, LLP

StarkSchenkein, LLP
February 27, 2015

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Seabrook Partners LLC's
Exemption Report

Seabrook Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

The Company met the identified provision in 17 C.F.R. 240. 15c3-3 (k) throughout the most recent fiscal year without exception.

SEABROOK PARTNERS LLC

I, **Brian W. Keane**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: Managing Director

February 17, 2015



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Accountant's Report on the SIPC Annual Assessment Required Under SEC Rule 17a-5 (e) (4)

To the Members of
Seabrook Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Seabrook Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seabrook Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Seabrook Partners, LLC's management is responsible for Seabrook Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP

Denver, Colorado
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2015********************MIXED AADC 220
068807 FINRA DEC
SEABROOK PARTNERS LLC
6701 DEMOCRACY BLVD STE 555
BETHESDA MD 20817-7519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,801

B. Less payment made with SIPC-6 filed (exclude interest) (820)
July 29, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 981

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 981

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Seabrook Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director
(Title)

Dated the 11 day of Feb, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 720,729
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 720,729
2e. General Assessment @ .0025	$ 1,801
	(to page 1, line 2.A.)